UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)

DATA I/O CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

237690102

(CUSIP Number)

Carol Black

DH Partners, LLC

1301 Second Avenue, Suite 2850

Seattle, WA  98101

(206) 254-4102

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237690102

1	NAMES OF REPORTING PERSONS DH PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 237690102

1	NAMES OF REPORTING PERSONS Delafield Hambrecht, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 237690102

1	NAMES OF REPORTING PERSONS John D. Delafield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	27,200
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER:	27,200
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)                                 Percent based on 8,221,535 shares of Common Stock outstanding as of April 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2020.

Schedule 13D

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends and supplements the statement on Schedule 13D filed on November 12, 2019 (the “Prior 13D”) by the Reporting Persons, relates to shares of common stock (the “Common Stock”) of Data I/O Corporation (the “Issuer”).  The principal executive office of the Issuer is located at 6645 185th Ave NE, Suite 100, Redmond, Washington 98052.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

ITEM 2.                                                IDENTITY AND BACKGROUND

This Amendment amends and restates Item 2 of the Prior 13D in its entirety as set forth below:

(a)                                 DH Partners, LLC (“DHP”), Delafield Hambrecht, Inc. (“DHI”) and John D. Delafield (collectively, the “Filers”).

(b)                                 The business address of the Filers is:

1301 2nd Avenue, Suite 2850, Seattle, Washington 98101.

(c)                                  Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

DHI announced a Plan of Liquidation effective June 30, 2020.  DHP is an investment adviser registered with the SEC which withdrew as general partner of Delafield Hambrecht Partners Funds, LP (“DHPF”) effective June 30, 2020.  Mr. Delafield is the President of DHI which has announced a Plan of Liquidation effective June 30, 2020 and is winding down its business affairs.

(d)                                 During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   U.S.A.

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends and restates Item 3 of the Prior 13D in its entirety as set forth below:

The 27,200 shares of Common Stock held directly by Mr. Delafield were received pursuant to a restricted stock unit grant from the Issuer, including 18,600 restricted stock units vesting on the earlier of May 18, 2021 and the Issuer’s 2021 annual meeting.  The Filers have not purchased any Common Stock with borrowed funds.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER

This Amendment amends and restates Item 5 of the Prior 13D in its entirety as set forth below:

(a)  The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

(b)  The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

(c)  On June 30, 2020, DHP and, for the limited purposes set forth therein, John D. Delafield, entered into a Master Transaction agreement with Select Equity Group, L.P. and Shinbone Alley Holdings, LLC to transfer DHPF, as a result of which DHP withdrew as general partner of DHPF.  As a result of these transactions, the Filers ceased to have beneficial ownership of the shares of Common Stock beneficially owned by DHPF.

(d)  Not Applicable.

(e)  DHP & DHI ceased to be beneficial owners of more than five percent of the shares of Common Stock on June 30, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DH PARTNERS, LLC
BY DELAFIELD HAMBRECHT, INC., ITS MANAGER

Date: July 13, 2020	/s/ John D. Delafield
	By:	John D. Delafield
	Title:	President, Delafield Hambrecht, Inc.

DELAFIELD HAMBRECHT, INC.

Date: July 13, 2020	/s/ John D. Delafield
	By:	John D. Delafield
	Title:	President

Date: July 13, 2020	/s/ John D. Delafield
JOHN D. DELAFIELD